

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2008

Mr. David L. Miles
Chief Financial Officer
Esperanza Silver Corporation
570 Granville Street, Suite 300
Vancouver, British Columbia, Canada V6C 3P1

> **Re:** **Esperanza Silver Corporation**
> **Form 20-F for the Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-50824**

Dear Mr. Miles:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2007

General

1. We note that your EDGAR filing does not include page numbers. Please ensure that you paginate all future filings.

Table No. 3 - Selected Financial Data

2.   We believe you should indicate the net loss under US GAAP with brackets for the
        year 2007.

Item 5. Operating and Financial Review and Prospects

3.   Explain to us how you have considered the disclosure requirements of Items 5.E
        and 5.F of Form 20-F.

Report of Independent Registered Public Accounting Firm

4.   We note that the report of your auditors, DeVisser Gray is dated April 15, 2007.
        This date appears inconsistent with the date of the financial statements included in
        the 20-F.

Note 12 – Differences Between Canadian and United States Generally Accepted
Accounting Principles (GAAP)

5.   Please provide us with a schedule which details, for all periods presented,
        deferred property costs under US GAAP. The schedule should indicate the
        property involved, the specific purpose or nature of the costs incurred, and the
        date they were incurred.

6.   Disclose the reasons why the weighted average shares outstanding for the year
        ended December 31, 2007 is different under Canadian and US GAAP.

Engineering Comments

Resources - San Luis Project, Peru

7.   Mineral resources must have reasonable prospects for economic extraction. This
        means that any reportable resource estimates must have been delimited using an
        economically based cutoff grade to segregate resources from just mineralization.
        Please disclose the cutoff grade you used to delimit your tonnage estimates. Also,
        please disclose the analysis and relevant factors that substantiate the cutoff grades
        used were based on reasonable economic assumptions. The relevant factors must
        realistically reflect the location, deposit scale, continuity, assumed mining
        method, metallurgical processes, operational and capital costs, and reasonable
        metal prices based on the recent historic three-year average. Or if your resource
        estimates are not based on economic cutoffs, please remove the estimates from
        your filing.

8.   As footnotes or as part of your resource/reserve tables, please disclose the
        following:

- Your estimate incorporates losses for mine dilution and mining recovery

- Your cutoff grade estimate and associated parameters.

- Your metallurgical recovery factor for each of your mines or deposits.

- All prices and currency conversion factors used to prepare the estimate.

- Your percent ownership of each mine and clarify whether quantities
  disclosed are for the entire mine/deposit or just your share.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

David L. Miles
Esperanza Silver Corporation
December 31, 2008
Page 4

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have any questions regarding engineering comments. Please contact me at (202) 551-3686 with any other questions.

            Sincerely,

            Karl Hiller
            Branch Chief